Mail Stop 4561

December 8, 2008

James A. MacLennan
Chief Financial Officer
Lodgian, Inc.
3445 Peachtree Road, N.E.
Suite 700
Atlanta, GA 30326

       **Re:**    **Lodgian, Inc.**
                **Form 10-K for Fiscal Year Ended**
                **December 31, 2007**
                **Filed March 12, 2008**
                **Definitive Proxy Statement**
                **Filed March 12, 2008**
                **File No. 001-14537**

Dear Mr. MacLennan:

      We have reviewed your filing and have the following comments.  We have limited our review of your filing to the issues we have addressed in our comments.  In our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

SEC Filings and Financial Information, page 14

1.      In future filings, in the second paragraph, please revise the SEC address to 100 F
        Street, N.E, Washington, DC 20549.

Management's Discussion and Analysis

Income Statement Overview page 32

2.      Please explain to us in greater detail how you calculate RevPAR Index.

Franchise Agreements and Capital Expenditures, page 53

3.      Disclosure in note 13 to your financial statements indicates that you plan to spend
        $40 to $46 million on hotel improvements in 2008.  Please tell us what
        consideration you have given to including a discussion of your renovation and
        improvement plans in your Liquidity section, along with a description of the
        sources of financing you plan to commit to these capital expenditures.

Financial Statements

Notes to the Consolidated Financial Statements

1. Summary of Significant Accounting Policies

Property and Equipment, page F-8

4.      We note management's use of independent third parties in estimating fair value of
        your properties.  Please tell us the nature and extent of the third parties'
        involvement in management's decision making process with respect to estimating
        fair value.

Exhibits 31.1 and 31.2

5.      We note your certifications do not comply with the content of the certifications
        required under Exchange Act Rules 13a-14(a) and 15d-14(a).  Specifically, we
        note you have replaced the word "report" with "annual report" in paragraphs 2, 3,
        and 4.  Additionally, we note that you have included "(the "Registrant")" at the
        end of paragraph 1 and have replaced the word "registrant" with "Registrant" in
        paragraphs 3, 4, and 5.  Please revise your certifications in future filings to
        comply with the Exchange Act Rules.

Definitive Proxy Statement filed March 12, 2008

Executive Compensation

Compensation Discussion and Analysis, page 14

6.      You state that you determine salary and incentive levels in part by looking at comparative industry data.  Please identify the peer group companies used in making your compensation decisions.  Since you appear to benchmark compensation, you are required to identify the companies that comprise the benchmark group.  See Item 402(b)(2)(xiv) of Regulation S-K.  This disclosure should also include a discussion of where actual payments fall within targeted parameters.  To the extent actual compensation awarded to each officer was outside a targeted percentile range, include an explanation of the reasons for this. Provide this disclosure in future filings and tell us how you plan to comply.

7.      Please revise your disclosure to provide the specific items of corporate and individual performance that are taken into account in determining the salary, annual bonuses and equity-based compensation awards.  For example, please provide the EBITDA and EPS amounts for the last fiscal year.  Provide this disclosure in future filings and tell us how you intend to comply or alternatively tell us why you believe that disclosure of these targets is not required.  Refer to Item 402(b)(2)(v) and (vii) and Instruction 4 to Item 402(b).

Employment Agreements … page 20

Peter T. Cyrus … page 23

8.      We note that the registrant will pay Mr. Cyrus an annual base salary of $750,000. Please explain the reason for the difference in the amount of compensation awarded to Mr. Cyrus as compared to Mr. Rohling.  Provide this disclosure in future filings and tell us how you plan to respond.

James R. McGrath …page 26

9.      We note that you have entered into an employment agreement with Mr. McGrath and that Mr. McGrath became a named executive officer on January 29, 2008. Please tell us why you did not file Mr. McGrath's employment agreement as an exhibit to your 10-Q for the period ended March 31, 2008.  Refer to Item 601(b)(10)(iii) of Regulation S-K.  We understand that Mr. McGrath was not a named executive officer on the date of his employment agreement; however, it appears that you should have filed his employment agreement in connection with naming him as an executive officer.

Please respond to our comments within 10 business days or tell us when you will provide us with a response.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Jennifer Monick, Senior Staff Accountant, at (202) 551-3295, or the undersigned at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman, Attorney Advisor, at (202) 551-3585 or Karen Garnett, Assistant Director, at (202) 551-3785 with any other questions.

Sincerely,


Kevin Woody
Branch Chief